UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	NOTE	2024	2023	2024	2023
Revenue	18	32,118	23,458	91,874	76,122
Cost of sales		(1,683)	(2,136)	(5,351)	(4,023)
Gross profit		30,435	21,322	86,523	72,099
Sales and marketing expenses	19	(10,815)	(8,636)	(31,021)	(25,644)
Technology expenses	19	(3,616)	(2,525)	(10,044)	(7,229)
General and administrative expenses	19	(6,041)	(4,831)	(18,582)	(17,297)
Movements in credit losses allowance and write-offs	4	(360)	(615)	(1,061)	(1,382)
Fair value movement on contingent consideration	19	—	—	—	(6,939)
Operating profit		9,603	4,715	25,815	13,608
Finance income	20	551	968	1,725	1,674
Finance expenses	20	(1,052)	(373)	(2,396)	(1,356)
Income before tax		9,102	5,310	25,144	13,926
Income tax charge	22	(593)	(297)	(2,398)	(2,040)
Net income for the period attributable to the shareholders		8,509	5,013	22,746	11,886
Other comprehensive (loss) income
Exchange differences on translating foreign currencies		4,309	(2,777)	794	(2,085)
Total comprehensive income for the period attributable to the shareholders		12,818	2,236	23,540	9,801
Net income per share attributable to shareholders, basic	21	0.24	0.13	0.62	0.32
Net income per share attributable to shareholders, diluted	21	0.24	0.13	0.62	0.31
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	SEPTEMBER 30, 2024	DECEMBER 31, 2023
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	5	1,884	908
Right-of-use assets	6	5,062	1,460
Intangible assets	7	138,398	98,000
Deferred tax asset	17	6,792	7,134
Total non-current assets		152,136	107,502
Current assets
Current tax asset		229	—
Trade and other receivables	8	20,447	21,938
Cash and cash equivalents	9	15,723	25,429
Total current assets		36,399	47,367
Total assets		188,535	154,869
EQUITY AND LIABILITIES
Equity
Share capital	10	—	—
Capital reserve	11	76,821	74,166
Treasury shares	10	(25,233)	(3,107)
Share-based compensation reserve	12	9,755	7,414
Foreign exchange translation deficit		(3,413)	(4,207)
Retained earnings		67,404	44,658
Total equity		125,334	118,924
Non-current liabilities
Lease liability	6	4,169	1,190
Deferred tax liability	17	2,258	2,008
Borrowings	14	21,524	—
Total non-current liabilities		27,951	3,198
Current liabilities
Trade and other payables	16	7,979	10,793
Deferred income	18	2,499	2,207
Deferred consideration	15	17,451	18,811
Contingent consideration	15	2,652	—
Borrowings and accrued interest	14	2,922	—
Other liability		—	308
Lease liability	6	1,246	533
Income tax payable		501	95
Total current liabilities		35,250	32,747
Total liabilities		63,201	35,945
Total equity and liabilities		188,535	154,869
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924
Issue of ordinary shares, net of issuance costs	10, 11	—	439	—	—	—	—	439
Treasury shares acquired	10	—	—	(22,126)	—	—	—	(22,126)
Share-based payment expense	12, 13	—	—	—	3,303	—	—	3,303
Exercise of options	11,12,13	—	1,928	—	(674)	—	—	1,254
Exercise of warrants	11,12,13	—	84	—	(84)	—	—	—
Share options expired		—	204	—	(204)	—	—	—
		—	2,655	(22,126)	2,341	—	—	(17,130)
Comprehensive income
Net income		—	—	—	—	—	22,746	22,746
Exchange differences on translating foreign currencies		—	—	—	—	794	—	794
Balance at September 30, 2024		—	76,821	(25,233)	9,755	(3,413)	67,404	125,334

Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Issue of ordinary shares, net of issuance costs	10, 11		10,216					10,216
Share-based payment expense	12, 13	—	—	—	2,307	—	—	2,307
Treasury shares acquired	10	—	—	(759)	—	—	—	(759)
Exercise of options	11,12,13	—	201	—	(95)	—	—	106
Share options expired	11, 12, 13	—	26	—	(26)	—	—	—
		—	10,443	(759)	2,186	—	—	11,870
Comprehensive income
Net income		—	—	—	—	—	11,886	11,886
Exchange differences on translating foreign currencies		—	—	—	—	(2,085)	—	(2,085)
Balance at September 30, 2023		—	74,166	(1,107)	6,597	(9,160)	38,284	108,780
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Nine Months Ended September 30,
	NOTE	2024	2023
Cash flow from operating activities
Income before tax		25,144	13,926
Finance expense (income), net	20	671	(318)

Adjustments for non-cash items:
Depreciation and amortization	19	4,046	1,520
Movements in credit loss allowance and write-offs	4	1,061	1,382
Fair value movement on contingent consideration	19	—	6,939
Share-based payment expense	13	3,737	2,790
Income tax paid	22	(1,571)	(1,763)
Payment of deferred consideration	3	(7,156)	(2,897)
Payment of contingent consideration		—	(4,621)
Cash flows from operating activities before changes in working capital		25,932	16,958
Changes in working capital
Trade and other receivables		571	(7,127)
Trade and other payables		(2,567)	1,044
Inventories		—	75
Cash flows generated by operating activities		23,936	10,950
Cash flows from investing activities
Acquisition of property and equipment	5	(1,188)	(294)
Acquisition of intangible assets	7	(21,074)	(388)
Capitalization of internally developed intangibles	7	(1,487)	(1,480)
Interest received from bank deposits	20	118	169
Payment of deferred consideration	3	(10,044)	(4,933)
Payment of contingent consideration		—	(5,557)
Cash flows used in investing activities		(33,675)	(12,483)
Cash flows from financing activities
Exercise of options	12	1,254	106
Treasury shares acquired	10	(22,195)	(759)
Proceeds from borrowings	14	45,560	—
Repayment of borrowings	14	(20,560)	—
Transaction costs related to borrowings	14	(847)	—
Interest payment attributable to third party borrowings	14	(545)	—
Interest payment attributable to deferred consideration settled	3	(1,382)	(110)
Principal paid on lease liability	6	(483)	(304)
Interest paid on lease liability	6	(172)	(127)
Cash flows generated by (used in) financing activities		630	(1,194)
Net movement in cash and cash equivalents		(9,109)	(2,727)
Cash and cash equivalents at the beginning of the period		25,429	29,664
Net foreign exchange differences on cash and cash equivalents		(597)	(53)
Cash and cash equivalents at the end of the period	9	15,723	26,884

Supplemental non-cash
Right-of-use assets	6	4,077	75
Issue of ordinary shares for acquisitions	10	—	9,912
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The Company redomiciled from Malta to Jersey and was renamed from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. Our registered address and location of our principal executive offices is 22 Grenville Street, St. Helier, Jersey JE4 8PX.
We are a fast-growing provider of digital marketing services for the global online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com, RotoWire.com and Bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and includes original and curated news relating to the sector, such as odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We have a workforce of more than 500 employees and primarily operate from our offices in Ireland, the United States and Malta.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2023 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the United States Securities and Exchange Commission on March 21, 2024 (“2023 audited consolidated financial statements”).

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2023 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of September 30, 2024, its results of operations for the three and nine months ended September 30, 2024 and 2023, and changes in equity and its cash flows for the nine months ended September 30, 2024 and 2023. The results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ended December 31, 2024.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for contingent consideration which is measured at fair value and included in Level 3 of the fair value hierarchy.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2024
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2024, and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Classification of Liabilities as Current vs Non-Current; and Non-current Liabilities with Covenants
▪Amendments to IAS 16, Leases: Lease Liability in a Sale and Leaseback
▪Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2024. and therefore have not been adopted within these interim condensed consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning after January 1, 2024:
▪IFRS 18 Presentation and Disclosures in Financial Statements (effective as from January 1, 2027)
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures Statements (effective as from January 1, 2027)
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability Statements (effective as from January 1, 2025)
▪Amendments to the Classification and Measurement of Financial Instruments Statements (effective as from January 1, 2026)
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2023 audited consolidated financial statements. Estimates and judgements used in deferred tax accounting are disclosed in Note 17.

ACQUISITION OF FREEBETS.COM AND RELATED ASSETS

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company guaranteed certain payment obligations in connection with the acquisition of the Freebets.com Assets. Management performed an assessment of the application of IFRS 3, ‘Business Combinations’ in concluding whether the acquisition meets the definition of a business. The Company concluded the acquired assets did not meet the definition of a business. Thus, the acquisition was accounted as an asset acquisition. The consideration has been allocated on a fair value basis to domain names, customer contracts and content assets as disclosed in Note 7.

Amounts committed on acquisition consist of contractual obligations resulting from the purchase of such intangible assets. Some of the obligations have a predetermined value, while others include future payments of performance-based amounts. These obligations are further referred to as deferred and contingent consideration respectively. The contingent consideration is measured at fair value, which is determined on the date of purchase and subsequently, at each reporting date, by calculating the expected cash outflow. Subsequent movement in contingent consideration related to asset acquisitions are capitalized as part of the related intangible assets. Note 15 further describes the amounts committed on acquisition.

ROTOWIRE DEFERRED CONSIDERATION PAYMENT

In January 2024 and 2023, the Group made cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of Rotowire.com (“RotoWire”), totaling an aggregate of $5,000 and $2,500, respectively. The payment is reflected in the cash flows partly within investing activities and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $4,450 and $2,390, respectively, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $550 and $110, respectively, is reported within financing cash flows.

BONUSFINDER CONTINGENT CONSIDERATION: PAYMENT AND MODIFICATION

In April 2023, the Group settled contingent consideration related to the 2022 acquisition of 100% of the issued and outstanding equity interests of NDC Media Limited, the operator of BonusFinder.com (“BonusFinder”), totaling an aggregate of $20,090, of which $10,178 was settled in cash and $9,912 was paid in unregistered ordinary shares of the Group. The payment is reflected in the cash flow statement partly within investing and partly within operating activities. The part of the payment related to the original estimate of the fair value of contingent consideration of $5,557 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $4,621 is reported within operating cash flows.
On June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder which modified terms of the original share purchase agreement relating to the terms of the remaining earnout payment. The agreement terminated the earn-out period early, effective as of June 30, 2023. The agreement also provided that fixed consideration of EUR18,000 would be paid in two installments, (i) EUR5,000 ($5,440) was paid on July 7, 2023, and (ii) EUR13,000 was paid on April 30, 2024 (see below). As a result of this modification of contingent consideration, effective June 30, 2023, the liability was subsequently presented as deferred consideration.
In July 2023, the Company settled the first installment of EUR5,000 ($5,440) in cash to the sellers of BonusFinder. The payment was reflected in the cash flows partly within investing activities, being the original estimate of the fair value of $2,543, and partly within the operating activities being the part of the fair value movements after the acquisition of $2,897.

During April 2024, the Group settled the final payment of EUR12,699 ($13,582) in cash to the sellers of BonusFinder. The final settlement was adjusted for an outstanding open working capital balance and acquisition bonus payments to BonusFinder employees. The part of the payment related to original estimate of the fair value of deferred consideration of $5,594, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $7,156 is reported within operating cash flows. The part of the payment related to the increase in the consideration value on account of the interest element since the modification of $832 is reported within financing cash flows.

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

As of September 30, 2024 and December 31, 2023, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As of September 30,	As of December 31,
	2024	2023
Ireland	114,133	75,858
United States	29,823	24,398
Other	1,388	112
	145,344	100,368
.

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from EUR into USD:

	Period End	Average for Period	Beginning of Period	Low	High
Nine Months Ended September 30,	(EUR per USD)
2024	0.90	0.92	0.91	0.89	0.94
2023	0.95	0.92	0.93	0.89	0.95

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.

(A) Market Risk
Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), U.S. dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of September 30, 2024 and 2023, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have the Euro as the functional currency. These balances included USD-denominated net (liabilities) assets of $(14,165) and $10,827 and GBP-denominated net assets of $3,575 and $1,982 as of September 30, 2024 and 2023, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $1,478 and $367, respectively, to the Group’s net profit for the nine months ended September 30, 2024 (2023: $1,094 and $200). Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of September 30, 2024 arises from borrowings at variable rates (Note 14). The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from operations.

Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date was as follows:

	As of September 30, 2024	As of December 31, 2023
Trade and other receivables (excluding prepayments)	18,545	20,136
Cash and cash equivalents	15,723	25,429
	34,268	45,565
For the three and nine months ended September 30, 2024, no single customer generated at least 10% of the Group’s total revenue for the period. For the three and nine months ended September 30, 2023, revenues generated from the largest single customer accounted for 16% and 15%, respectively, of the Group’s total revenue for the period.

The Group has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As of September 30, 2024	As of December 31, 2023
1-30 days past due	3,431	264
31-60 days past due	2,058	849
61-90 days past due	244	838
More than 90 days past due	497	374
	6,230	2,325
The Company recognized a specific provision of $639 on trade receivables as of September 30, 2024 (December 31, 2023: $681 and September 30, 2023: $434).
The activity in the credit loss allowance was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Balance at the beginning of the period	2,088	1,558	1,757	877
Movements in credit loss allowance	338	615	964	1,382
Write offs	(114)	—	(318)	—
Translation effect	125	(37)	34	(123)
Balance at the end of the period	2,437	2,136	2,437	2,136

The increase in trade and other receivables and in the credit loss allowance during the three and nine months ended September 30, 2024 and September 30, 2023 was a result of the overall business growth and increase in aged trade receivables.

For the three and nine months ended September 30, 2024, the Company wrote off receivables from customers with a total value of $22 and $97 respectively; the balances were not previously specifically provided.

The Group actively manages credit limits and exposures in a practical manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. Management believes that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with major financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of September 30, 2024 or September 30, 2023.
Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables (Note 16), contingent and deferred consideration (Note 15) and borrowings (Note 14). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due in less than 1 year equal their carrying values (except for deferred consideration and contingent consideration) as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of September 30, 2024
Deferred consideration	17,800	—	—	17,800
Contingent consideration	2,723	—	—	2,723
Borrowings and interest (1)	4,620	5,203	19,024	28,847
Trade and other payables	4,016	—	—	4,016
Lease liability	1,246	1,278	3,912	6,436
Total	30,405	6,481	22,936	59,822

As of December 31, 2023
Deferred consideration	19,229	—	—	19,229
Trade and other payables	7,373	—	—	7,373
Lease liability	533	522	1,018	2,073
Total	27,135	522	1,018	28,675

(1) The amounts above include contractual interest obligations for floating rate borrowings as at September 30, 2024 based on the amortization schedule for such borrowings and the interest rate as at September 30, 2024.

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2024	802	106	908
Additions	724	464	1,188
Depreciation charge	(206)	(46)	(252)
Translation differences	40	—	40
As of September 30, 2024	1,360	524	1,884
Cost	2,192	704	2,896
Accumulated depreciation	(832)	(180)	(1,012)
Net book amount as of September 30, 2024	1,360	524	1,884

Net book amount as of January 1, 2023	598	116	714
Additions	286	8	294
Depreciation charge	(166)	(17)	(183)
Translation differences	—	(2)	(2)
As of September 30, 2023	718	105	823
Cost	1,303	224	1,527
Accumulated depreciation	(585)	(119)	(704)
Net book amount as of September 30, 2023	718	105	823
For the nine months ended September 30, 2024 and 2023, cash paid for the acquisition of property and equipment was $1,188 and $294, respectively.

The following is the reconciliation of depreciation expense:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Depreciation expensed to general and administrative expenses (Note 19)	111	63	252	183

6. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2024	1,460	1,723
Additions	4,077	4,077
Amortization of right-of-use assets	(571)	—
Interest expense	—	172
Payments	—	(655)
Translation differences	96	98
As of September 30, 2024	5,062	5,415
As of January 1, 2023	1,818	2,072
Additions	75	75
Amortization of right-of-use assets	(339)	—
Interest expense	—	127
Payments	—	(431)
Translation differences	3	(22)
As of September 30, 2023	1,557	1,821
Lease additions for the nine months ended September 30, 2024 mainly relate to new long term lease agreements entered into by subsidiaries of the Group for the following office properties: (i) Charlotte, North Carolina, which commenced in June 2024 and is scheduled to expire on December 31, 2031 with an option to renew for an additional three years; (ii) Malta, which commenced in April 2024 and has a term of five years, with a minimum non-cancelable duration of three years; and (iii) Helsinki, Finland, which commenced in June 2024, with a minimum non-cancelable duration of two years.

Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (those with an expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Short-term leases (Note 19)	18	156	298	373

7. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2024	78,071	10,800	4,964	—	4,165	98,000
Additions including adjustments arising as a result of a change in estimates	35,516	—	4,270	256	1,521	41,563
Amortization charge	(49)	—	(1,992)	(256)	(926)	(3,223)
Translation differences	1,890	—	98	—	70	2,058
Net book amount as of September 30, 2024	115,428	10,800	7,340	—	4,830	138,398
Cost	122,505	10,800	12,028	3,815	7,248	156,396
Accumulated amortization	(7,077)	—	(4,688)	(3,815)	(2,418)	(17,998)
Net book amount as of September 30, 2024	115,428	10,800	7,340	—	4,830	138,398

Net book amount as of January 1, 2023	69,554	10,800	5,137	—	3,030	88,521
Additions	426	—	—	—	1,442	1,868
Amortization charge	(42)	—	(328)	—	(628)	(998)
Translation differences	(820)	—	—	—	(66)	(886)
Net book amount as of September 30, 2023	69,118	10,800	4,809	—	3,778	88,505
Cost	75,757	10,800	7,222	3,533	4,924	102,236
Accumulated amortization	(6,639)	—	(2,413)	(3,533)	(1,146)	(13,731)
Net book amount as of September 30, 2023	69,118	10,800	4,809	—	3,778	88,505

Additions during the nine months ended September 30, 2024 include the following:

a.On April 1, 2024, the Group acquired the Freebets.com Assets. The acquired intangible assets are categorized between domain names and related websites, customer contracts and customer bases, and content assets (additional information regarding the acquisition of intangible assets is disclosed in Note 4 and Note 15).
b.Adjustments arising as a result of a change in estimates relate to the acquisition of the Freebets.com Assets. An amount of $2,255 is included in additions for the nine months ended September 30, 2024 (see Note 15).

As of September 30, 2024 and December 31, 2023, domain names, mobile apps and related websites balance included fully amortized mobile apps with costs of $6,991 and $6,867, respectively.

For the nine months ended September 30, 2024 and 2023, cash paid for intangible assets and capitalized software developments was $22,561 and $1,868, respectively.

The following table distinguishes finite and indefinite intangible assets as of September 30, 2024 and December 31, 2023:

	As of September 30 2024,	As of December 31, 2023
Net book value of assets with finite useful lives
Customer contracts	7,340	4,964
Internally developed intangibles	4,830	4,165
Domain names and related websites	430	—
Total net book value of assets with finite useful lives	12,600	9,129
Net book value of assets with indefinite useful lives
Domain names and related websites	114,998	78,071
Goodwill	10,800	10,800
Total net book value of intangible assets	138,398	98,000

8. TRADE AND OTHER RECEIVABLES

	As of September 30 2024,	As of December 31 2023,
Current
Trade receivables, net	16,902	19,012
Prepayments	1,902	1,802
Accrued revenue	919	116
Deposits	191	157
Other receivables	533	851
	20,447	21,938

	As of September 30 2024,	As of December 31 2023,
Trade receivables, gross	19,339	20,769
Credit loss allowance	(2,437)	(1,757)
Trade receivables, net	16,902	19,012
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 4.

9. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of September 30, 2024	As of December 31, 2023
Cash at bank	15,723	25,429
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

10. SHARE CAPITAL

Total authorized shares of the Company are unlimited and have no par value. The following table outlines common share activity for each period presented.

SHARES
As of January 1, 2024	37,222,549
Issue of restricted ordinary share awards (Note 13)	56,995
Issue of ordinary shares in exchange of share options exercised (Note 12)	246,246
Issue of ordinary shares in exchange of warrants exercised (Note 12)	33,782
Treasury shares acquired	(2,480,235)
As of September 30, 2024	35,079,337

As of January 1, 2023	36,431,633
Issue of restricted ordinary share awards (Note 13)	33,194
Issue of ordinary shares in exchange of share options' exercise (Note 13)	35,203
Issue of ordinary shares as payment of consideration for BonusFinder acquisition	1,005,929
Treasury shares acquired	(77,683)
As of September 30, 2023	37,428,276

Share repurchase program
In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares for a total of $40,000 since inception.

During the nine months ended September 30, 2024, the Company repurchased 2,480,235 shares with an average price of $8.92 for a total consideration of $22,126. As of September 30, 2024, the Company has repurchased an aggregate of 2,802,353 shares with an average price of $9.00 for a total consideration of $25,233 since the commencement of the repurchase program.
As at September 30, 2024, a balance of $118 was outstanding for share purchases consummated during the quarter then ended. That balance was settled in October 2024. Cash used to repurchase shares during the nine months ended September 30, 2024 included $187 for shares purchased in December 2023.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents, the cash flow it generates from operations and borrowings to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future issuance.

Secondary offering of ordinary shares

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten public offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred $733 in expenses in connection with the secondary offering during the nine months ended September 30, 2023, which are included in general and administrative expenses.

11. CAPITAL RESERVE

	Nine Months Ended September 30,
	2024	2023
Opening carrying amount	74,166	63,723
Share options and warrants exercised (Note 10, 12)	2,012	201
Issue of ordinary shares ( Note 10)	—	9,912
Issue of restricted shares (Note 10, 13)	439	304
Share options expired (Note 12, 13)	204	26
Closing carrying amount	76,821	74,166

12. SHARE-BASED COMPENSATION RESERVE

As at September 30, 2024 and December 31, 2023, the Company had the following warrants, share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	September 30, 2024	December 31, 2023
Warrants	—	50,000
Share options	1,311,656	1,746,094
RSUs	592,957	—
Total grants outstanding under 2020 Stock Incentive Plan	1,904,613	1,796,094
Founders Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	5,961,383	5,852,864

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As of January 1, 2024	5,852,864	7,414
Share options expense	—	1,706
Share options granted	41,787	43
Share options exercised	(246,216)	(674)
Share warrants exercised	(50,000)	(84)
Share options forfeited	(194,593)	(258)
Share options expired	(35,416)	(204)
Restricted Share Units granted	605,370	1,827
Restricted Share Units forfeited	(12,413)	(15)
As of September 30, 2024	5,961,383	9,755

As of January 1, 2023	5,562,984	4,411
Share options expense	—	2,097
Share options granted	359,666	262
Share options exercised	(39,786)	(95)
Share options forfeited	(26,042)	(52)
Share options expired	(3,958)	(26)
As of September 30, 2023	5,852,864	6,597

13. SHARE-BASED PAYMENTS

On October 22, 2020, at an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan (“the Plan”). Under the current Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, employees, officers, directors, consultants and advisors are eligible to be awarded share warrants, and receive share options, RSUs and other stock-based awards.

Share Options and Warrants
Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of their expiration. The number of options granted, and the exercise price of the options is fixed by the board of directors or compensation committee of the board of directors of the Company.

Under the Plan, awards may be made for up to 3,649,986 shares as of September 30, 2024, which, unless otherwise determined by the Company’s board of directors, increases by an amount equal to 2% of the outstanding ordinary shares at the beginning of each year. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, then the unused ordinary shares covered by such award shall again be available for the grant of awards under the Plan.
In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founders’ Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years (“holding period”) after the exercise date. As of September 30, 2024, the performance conditions were not met for any of the tranches.

The number of share options and warrants outstanding under the Plan and the Founders’ Awards as of September 30, 2024 and 2023 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2024	5,852,864	8.25
Granted	41,787	8.47
Forfeited	(194,593)	13.14
Exercised	(296,216)	4.84
Expired	(35,416)	13.46
Awards outstanding as of September 30, 2024	5,368,426	8.23
Awards exercisable as of September 30, 2024	889,051	8.56

Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	359,666	11.50
Forfeited	(26,042)	9.94
Exercised	(39,786)	4.1
Expired	(3,958)	14.61
Awards outstanding as of September 30, 2023	5,852,864	8.25
Awards exercisable as of September 30, 2023	734,989	7.66

The weighted-average share price for share options and warrants exercised during the nine months ended September 30, 2024 and 2023 was $8.78 and $12.73, respectively.

Determination of Fair Value of Options
The options granted during the nine months ended September 30, 2024 and September 30, 2023 were valued using the Black-Scholes model with the following assumptions:

	Nine Months Ended September 30,
	2024	2023
Exercise price, USD	8.47	11.50
Share price, USD	8.47	11.50
Risk free interest rate	4.35%	3.80%
Estimated volatility	35%	45%
Expected option term, years	4.00	4.51
Dividend yield	0%	0%
Estimated volatility is based on historical volatility of comparable companies.

As of September 30, 2024 and 2023, the weighted average remaining contractual life for options and warrants outstanding was 6.54 years and 7.24 years, respectively. The range of exercise prices for options and warrants issued as share-based payments was $3.52 to $14.71 per share as of each September 30, 2024 and 2023.

Restricted Share Units

During the nine months ended September 30, 2024, the Company’s board of directors approved the issuance of 605,370 RSUs, of which 222,113 were issued to key management and executive directors. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the nine months ended September 30, 2024 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2024	—	—
Granted	605,370	9.39
Forfeited	(12,413)	9.26
Outstanding as of September 30, 2024	592,957	9.39

Restricted shares

During the nine months ended September 30, 2024 and 2023, there were 56,995 and 33,194 restricted share awards issued to non-executive directors, respectively, in connection with their service on the board of directors. The shares were valued using the Finnerty model with the main input data being an underlying issued price of $8.47 and $10.13 per share, respectively, and a restricted period of one year.

Share-based Payment Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Share options expense	510	696	1,491	2,307
RSU expense	670	—	1,770	—
Restricted shares expense	—	—	476	483
Share-based payment expense	1,180	696	3,737	2,790

	As of September 30 2024,
	2024	2023
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	1,248	3,232
Founders Awards	3,267	4,259
RSUs	3,736	—

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	1.52	2.55
Founders Awards	3.46	4.44
RSUs	1.86	n/a

Share-based Compensation Reserve
The Share-based payment expense is included within the share-based compensation reserve (see Note 12).

14. BORROWINGS

Wells Fargo Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a $25,000 term loan (the “Term Loan”) and a $25,000 revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10,000 in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are being, and will be, used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of September 30, 2024 the Company borrowed the full amount of the Term Loan, being $25,000 (EUR22,490). During the nine months ended September 30, 2024 the Company borrowed $20,560 under the Revolving Credit Facility and repaid it in full, such that $25,000 was available under the Revolving Credit Facility as of September 30, 2024.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the

Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning March 31, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower is also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and its wholly-owned subsidiaries, which are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the Company to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum revenue requirement and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of September 30, 2024, the Company was in compliance with the debt covenants set forth in the Wells Fargo Credit Agreement.

As Of September 30,
2024
As at January 1	—
Proceeds from borrowings	45,560
Issuance costs related to borrowings	(847)
Interest expense on borrowings (Note 20)	757
Interest paid	(545)
Repayment of principal	(20,560)
Translation differences	81
As of September 30, 2024	24,446

15. AMOUNTS COMMITTED ON ASSETS’ ACQUISITION

As of September 30, 2024, amounts committed on acquisitions consist of contractual obligations resulting from acquisitions of intangible assets from third parties (see Note 7).

As of September 30, 2024, the fixed consideration payable related to the acquisition of the Freebets.com Assets amounted to $17,151, inclusive of the $10,000 payment due October 1, 2024, and $7,500 payment due April 1, 2025. The aggregate consideration was and is expected to be financed by the Company’s available cash, utilization of borrowings under available credit facilities and operating cash flows. As of September 30, 2024, deferred consideration of $300 related to the Group’s 2022 acquisition of Roto Sports.

The contingent consideration related to the Freebets.com Assets is subject to the revenue performance of the Freebets.com Assets during the remainder of 2024 and capped at a maximum of $5,000. If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount is required to be paid to the sellers. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date, or April 1, 2025, between $0 and $5,000 on a linear scale based on such additional revenue generated. Management’s best estimate of the contingent consideration for these assets as of September 30, 2024 amounted to $2,652, which was computed based on revenue expectation and utilized the following assumptions as part of the option approach methodology: (i) risk-neutral probability of achieving threshold of 100%, (ii) risk-neutral probability of achieving target revenue of 1%, (iii) revenue volatility of 30.80%, (iv) revenue market price of risk adjustment of 10.00%, and (iii) discount rate of 7.97%.

As of December 31, 2023, deferred consideration of $18,811 related to the Group’s 2022 business combinations. There was no contingent consideration payable as of December 31, 2023.

Refer to Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on March 21, 2024 for a description of the contingent and deferred consideration associated with the Group’s prior business acquisitions of RotoWire and BonusFinder.

Sensitivity analysis on contingent consideration

Reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects on the fair value of continent consideration:

	Intangible assets
	Increase	Decrease
Contingent consideration
September 30, 2024
Expected cash flows (10% movement)	600	(500)

Changes in other unobservable inputs do not result in a significantly higher or lower fair value of contingent consideration.

16. TRADE AND OTHER PAYABLES

	As of September 30, 2024	As of December 31, 2023
Current
Trade payables(i)	1,577	1,862
Accruals (ii)	4,800	7,656
Indirect taxes	1,099	1,180
Other payables	503	95
	7,979	10,793
(i) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii) Included in accruals is $760 (2023: $4,709) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses.

17. DEFERRED TAX
Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. As at September 30, 2024 and December 31, 2023, deferred tax is presented on a gross basis in the consolidated statement of financial position unless there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of September 30, 2024	As of December 31, 2023
Deferred tax asset	6,792	7,134
Deferred tax liability	(2,258)	(2,008)
Deferred tax asset, net	4,534	5,126
The change in the deferred tax account was as follows:

As of September 30, 2024
Deferred tax, net at the beginning of the period	5,126
Credited to the consolidated statement of comprehensive income (Note 22)	(664)
Translation differences	72
Deferred tax, net at the end of the period	4,534
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of September 30, 2024	As of December 31, 2023
Intangible assets - deferred tax assets	5,305	5,797
Intangible assets - deferred tax liability	(3,151)	(3,193)
Trading losses and other allowances	2,380	2,522
Net deferred tax assets	4,534	5,126

At September 30, 2024, the Group had unutilized trading losses and other allowances of $60,017 of which $32,623 were not recognized based on management’s performance projections for 2024 - 2028 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $2,380.

At September 30, 2024, the Group had net unutilized capital allowances of $53,008 related to intangible assets, of which $10,568 were not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,305.

At September 30, 2024 and December 31, 2023, deferred tax liability amounted to $3,151 and $3,193, respectively, and related to intangible assets acquired as a part of RotoWire acquisition.

At December 31, 2023, the Group had unutilized trading losses and other allowances of $57,784, of which $29,199 were not recognized based on management’s performance projections for 2024 – 2028 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $2,522.

At December 31, 2023, the Group had net unutilized capital allowances of $58,665 related to intangible assets, of which a balance of $12,289 was not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,797.

18. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the three and nine months ended September 30, 2024, our top ten customers accounted for 31% and 33% of our revenue, respectively, and no single customer generated at least 10% of the Group’s total revenue for the periods. For the three and nine months ended September 30, 2023, our top ten customers accounted for 46%

and 47% of our revenue, respectively, and our largest customer accounted for 16% and 15% of our revenue, respectively.
The Group presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
North America	12,803	12,903	39,877	40,407
UK and Ireland	9,800	6,858	28,631	23,749
Other Europe	6,770	2,320	16,557	7,902
Rest of the world	2,745	1,377	6,809	4,064
Total revenues	32,118	23,458	91,874	76,122
The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Performance marketing	25,082	18,232	72,674	60,769
Subscription & content syndication	2,272	2,104	6,176	5,678
Advertising & other	4,764	3,122	13,024	9,675
Total revenues	32,118	23,458	91,874	76,122

During the three months ended September 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition 38%, revenue share 25% and hybrid 37%, compared to 54%, 14% and 32%, respectively, during the three months ended September 30, 2023. During the nine months ended September 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition 43%, revenue share 23% and hybrid 34%, compared to 57%, 14% and 29%, respectively, during the three months ended September 30, 2023.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Casino	24,835	15,190	66,707	49,803
Sports	6,830	7,930	24,156	25,518
Other	453	338	1,011	801
Total revenues	32,118	23,458	91,874	76,122
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of September 30, 2024	As of December 31, 2023
Contract assets	919	116
Contract liabilities	(2,499)	(2,207)
The contract assets primarily relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.

The contract liabilities primarily relate to the advances received from customers for subscriptions purchased on the RotoWire.com website, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.
Below is the carrying amount of the Group’s contract liabilities and the movements during the nine months ended September 30, 2024:

	2024	2023
As of January 1	2,207	1,692
Amounts included in contract liabilities that was recognized as revenue during the period	(3,743)	(3,947)
Cash received in advance of performance during the period	4,035	4,798
As of September 30	2,499	2,543

19. OPERATING EXPENSES

Sales and marketing expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
People costs	6,493	5,274	19,366	15,893
Employees' bonuses related to acquisition	—	78	—	243
External marketing expenses	1,236	1,766	4,263	4,692
External content	642	816	2,384	2,639
Amortization of intangible assets	1,067	88	2,297	370
Share-based payment expense	251	86	655	270
Software and subscriptions	587	227	1,094	665
Other	539	301	962	872
Total sales and marketing expenses	10,815	8,636	31,021	25,644

Technology expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
People costs	2,299	1,876	7,023	5,341
Amortization of intangible assets	337	233	926	628
Software and subscriptions	515	249	1,126	827
Share-based payment expense	51	14	116	29
Other	414	153	853	404
Total technology expenses	3,616	2,525	10,044	7,229

General and administrative expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
People costs	3,034	2,326	9,134	7,652
Share-based payment and related expenses	878	596	2,966	2,491
Legal and consultancy fees	758	878	2,487	3,214
Secondary offering related costs (Note 10)	—	—	—	733
Acquisition related costs	—	70	357	313
Insurance	107	149	312	487
Short-term leases	18	156	298	373
Amortization of right-of-use assets	286	111	571	339
Depreciation of property and equipment	111	63	252	183
Software and subscriptions	320	193	925	615
Other	529	289	1,280	897
Total general and administrative expenses	6,041	4,831	18,582	17,297

Fair value movements on contingent consideration

The fair value movement on contingent consideration for nine months ended September 30, 2023 is directly associated with the acquisition of BonusFinder.

20. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Foreign exchange gain	537	878	1,607	1,505
Interest income	14	90	118	169
Total finance income	551	968	1,725	1,674

Finance expense consists of the following:
Foreign exchange loss	152	—	299	730
Unwinding of deferred and contingent consideration	396	316	1,075	425
Interest expense on lease liabilities	83	40	172	127
Interest expense on borrowings	367	—	757	—
Other finance results	54	17	93	74
Total finance expenses	1,052	373	2,396	1,356
Net finance (expense) income	(501)	595	(671)	318
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of BonusFinder and the Freebets.com Assets during the three and nine months ended September 30, 2024. The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of RotoWire and BonusFinder during the three and nine months ended September 30, 2023.

The Group expects to incur financial expenses related to the deferred consideration payable in connection with the acquisition of the Freebets.com Assets until March 2025. The Group incurred financial expenses related to the deferred consideration related to BonusFinder through April 2024. The Group paid the final deferred consideration related to BonusFinder in April 2024.

21. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income for the period attributable to shareholders	8,509	5,013	22,746	11,886
Weighted-average number of ordinary shares, basic	35,592,252	37,402,935	36,466,391	36,988,690
Net income per share attributable to shareholders, basic	0.24	0.13	0.62	0.32

Net income for the period attributable to shareholders	8,509	5,013	22,746	11,886
Weighted-average number of ordinary shares, diluted	35,833,767	38,711,429	36,750,150	38,176,200
Net income per share attributable to shareholders, diluted	0.24	0.13	0.62	0.31

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Weighted-average number of ordinary shares, basic	35,592,252	37,402,935	36,466,391	36,988,690
Effect of share options	241,515	610,150	283,759	489,166
Effect of contingently issuable ordinary shares related to business combinations	—	698,344	—	698,344
Weighted-average number of ordinary shares, diluted	35,833,767	38,711,429	36,750,150	38,176,200

Options and warrants to purchase 5,368,426 and 5,852,864 ordinary shares were outstanding at September 30, 2024 and 2023, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended September 30, 2024, (i) 4,666,436 (September 30, 2023: 4,371,770) options and (ii) 592,957 (September 30, 2023: nil) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the nine months ended September 30, 2024, (i) 4,784,641 (September 30, 2023: 4,771,770) options and (ii) 592,957 (September 30, 2023: nil) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For disclosures regarding the number of outstanding shares, see Note 10.

22. INCOME TAX CHARGE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Current tax expense	370	420	1,734	2,413
Deferred tax charge (Note 17)	223	(123)	664	(373)
	593	297	2,398	2,040
The expected weighted average tax rate of the Group amounted to 7% and 6% for the three months ended September 30, 2024 and 2023, respectively, and 10% and 15% for nine months ended September 30, 2024 and 2023, respectively.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Income before tax	9,102	5,310	25,144	13,926
Expected tax expense	945	687	2,762	2,227
Tax effects of:
Disallowed expenses	47	275	203	732
Unrecognized deferred tax	(110)	(546)	(220)	(844)
Change in estimates related to prior periods	(398)	—	(333)	—
Tax incentives	75	(93)	(33)	(93)
Income subject to other tax rates	13	—	13	—
Other	21	(26)	6	18
	593	297	2,398	2,040
During the nine months ended September 30, 2024, the Group paid net tax of $1,571 (September 30, 2023: paid net tax of $1,763).

23. RELATED PARTY TRANSACTIONS

Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Remuneration to key management and executive directors	1,403	816	4,219	3,312
Non-executive directors’ fees	119	149	883	1,065
	1,522	965	5,102	4,377
The emoluments paid to the directors (executive and non-executive) during the three months ended September 30, 2024 and 2023 amounted to $1,062 and $819, respectively. The emoluments paid to the directors (executive and non-executive) during the nine months ended September 30, 2024 and 2023 amounted to $3,170 and $2,348, respectively.

The following transactions were incurred with related parties:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Expenses
Remuneration expense	883	477	2,738	2,334
Share-based payments	639	488	2,364	2,043
	1,522	965	5,102	4,377
As at September 30, 2024 and December 31, 2023, the balance outstanding to key management and non-executive directors was $1,035 and $1,640, respectively, and were included within accruals as the amounts are expected to be paid in less than one year.
As at September 30, 2024 and December 31, 2023, the following share options, RSUs and restricted shares were held by related parties:

	As of September 30, 2024	As of December 31, 2023
Share options held by key management, executive directors and non-executive directors	4,721,763	4,707,626
RSUs held by key management and executive directors	222,113	—
Restricted shares held by non-executive directors	56,995	33,194

During the nine months ended September 30, 2024, the Company granted 222,113 RSUs to key management and executive directors (see Note 13). There were no similar grants during the nine months ended September 30, 2023.

During the nine months ended September 30, 2024, the Company also granted 41,787 (September 30, 2023: 44,666) share options to non-executive directors and 56,995 (September 30, 2023: 33,194) restricted shares to non-executive directors (see Notes 10, 12 and 13).

24. EVENTS AFTER THE REPORTING PERIOD

Acquisition of Freebets.com and Related Assets Consideration Payment

In October 2024, the Group paid deferred consideration of $10,000 to the sellers of the Freebets.com Assets.

Share Repurchase Program

Subsequent to period end, the Company repurchased 486,312 shares for an average price of $9.80 under the share repurchase program.

In November 2024, the Company’s board of directors approved additional repurchases under the share repurchase program of up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Total repurchase availability under the program as of November 12, 2024, prior to the approved increase discussed in the previous sentence, was nil.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a fast-growing provider of digital marketing services for the global online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com, Bookies.com, and RotoWire.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide B2B, digital marketing services to online gambling operators.
Performance marketing revenue is generated by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a CPA model or a hybrid model.
As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our performance marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models are offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Subscriptions and content syndication revenue is generated when a customer subscribes to services over a period of time.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.
Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
Recent Developments
Wells Fargo Credit Facility

As of September 30, 2024, the Company had borrowed $25.0 million under the Wells Fargo Credit Facility.

Acquisition of Freebets.com Assets

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company guaranteed certain payment obligations in connection with the acquisition of the Freebets.com Assets. The Company acquired the Freebets.com Assets in an effort to expand its UK and Ireland and Other Europe business.

Total consideration to be paid to the sellers of the Freebets.com Assets will be between $37.5 million and $42.5 million, consisting of $20.0 million that was paid in cash at closing on April 1, 2024, $10.0 million paid subsequent to period end on October 1, 2024, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, or April 1, 2025, subject to revenue performance of the Freebets.com Assets during the remainder of 2024. The aggregate consideration is expected to be financed by the Company’s available cash, cash flow from operations and utilization of borrowings under available credit facilities.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7.5 million is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5 million on a linear scale based on such additional revenue generated.

The transaction has been accounted for as an asset acquisition.

BonusFinder Consideration Payment

In April 2024, the Group settled the final deferred payment of EUR12.7 million ($13.6 million) in cash to the former shareholders of BonusFinder.

RotoWire Consideration Payment

In January 2024, the Group settled the final deferred payment of $5.0 million in cash to the former shareholders of RotoWire.

Share Repurchase Program
In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares for a total of $40,000 since inception.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Results of Operations
The following discussion summarizes our unaudited results of operations for our one reportable segment for the three and nine months ended September 30, 2024 and 2023. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Revenue	32,118	23,458	37%	35%
Cost of sales	(1,683)	(2,136)	(21)%	(22)%
Gross profit	30,435	21,322	43%	41%
Sales and marketing expenses	(10,815)	(8,636)	25%	24%
Technology expenses	(3,616)	(2,525)	43%	41%
General and administrative expenses	(6,041)	(4,831)	25%	23%
Movements in credit losses allowance and write-offs	(360)	(615)	(41)%	(42)%
Operating profit	9,603	4,715	104%	101%
Finance income	551	968	(43)%	(44)%
Finance expenses	(1,052)	(373)	182%	179%
Income before tax	9,102	5,310	71%	69%
Income tax charge	(593)	(297)	100%	97%
Net income for the period attributable to the shareholders	8,509	5,013	70%	68%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	4,309	(2,777)	(255)%	(253)%
Total comprehensive income for the period attributable to the shareholders	12,818	2,236	473%	466%

	Reporting Currency			Constant Currency
	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Revenue	91,874	76,122	21%	21%
Cost of sales	(5,351)	(4,023)	33%	33%
Gross profit	86,523	72,099	20%	20%
Sales and marketing expenses	(31,021)	(25,644)	21%	21%
Technology expenses	(10,044)	(7,229)	39%	39%
General and administrative expenses	(18,582)	(17,297)	7%	8%
Movements in credit losses allowance and write-offs	(1,061)	(1,382)	(23)%	(23)%
Fair value movement on contingent consideration	—	(6,939)	(100)%	(100)%
Operating profit	25,815	13,608	90%	90%
Finance income	1,725	1,674	3%	3%
Finance expenses	(2,396)	(1,356)	77%	77%
Income before tax	25,144	13,926	81%	81%
Income tax charge	(2,398)	(2,040)	18%	18%
Net income for the period attributable to the shareholders	22,746	11,886	91%	92%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	794	(2,085)	(138)%	(138)%
Total comprehensive income for the period attributable to the shareholders	23,540	9,801	140%	140%

Revenue
We generate most of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from subscriptions and content syndication, and advertising.
Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.
Fees generated by each customer during a particular month are typically paid to us within 30-45 days after invoice date.

Subscription and content syndication. Subscription revenue consists of B2C data subscription services and B2B data syndication services. For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $8.7 million, or 37%, and $15.8 million, or 21%, for the three and nine months ended September 30, 2024, respectively, as compared to the three and nine months ended September 30, 2023, primarily due to growth in casino product in the U.K. and Ireland, Other Europe and Rest of the world, both organic and through the acquisition of the Freebets.com Assets. On a constant currency basis, revenue increased $8.4 million, or 35%, and $15.8 million, or 21%, for the three and nine months ended September 30, 2024, respectively, as compared to the three and nine months ended September 30, 2023.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
North America	12,803	12,903	(1)%	39%	55%	39,877	40,407	(1)%	43%	53%
UK and Ireland	9,800	6,858	43%	31%	29%	28,631	23,749	21%	31%	31%
Other Europe	6,770	2,320	192%	21%	10%	16,557	7,902	110%	18%	10%
Rest of the world	2,745	1,377	99%	9%	6%	6,809	4,064	68%	8%	6%
Total revenues	32,118	23,458	37%	100%	100%	91,874	76,122	21%	100%	100%

North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets outside of the United Kingdom and Ireland, including Scandinavia, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023, total revenue grew by 37% and 21%, respectively. We believe this growth stems from both increased addressable market and increased market share.
Revenue changed across our geographical markets as follows: North America declined 1% during both the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023 due to a decline in revenue from partnerships and fewer state launches in 2024 compared to 2023. U.K. and Ireland grew by 43% and 21% during the three and nine months ended September 30, 2024, respectively, compared to the three and nine months ended September 30, 2023. Other Europe grew by 192% and 110% during the three and nine months ended September 30, 2024, respectively, compared to the three and nine months ended September 30, 2023. Rest of the world grew by 99% and 68% respectively, during the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023. The increase in revenue from U.K. and Ireland, Other Europe and Rest of the world for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 was due to a combination of organic growth and contribution from the acquisition of the Freebets.com Assets on April 1, 2024.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
Performance marketing	25,082	18,232	38%	78%	78%	72,674	60,769	20%	79%	80%
Subscription & content syndication	2,272	2,104	8%	7%	9%	6,176	5,678	9%	7%	7%
Advertising & other	4,764	3,122	53%	15%	13%	13,024	9,675	35%	14%	13%
Total revenues	32,118	23,458	37%	100%	100%	91,874	76,122	21%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions and content syndication consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.

During the three months ended September 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition of 38%, revenue share of 25%, and hybrid of 37%, compared to 54%, 14% and 32%, respectively, during the three months ended September 30, 2023. During the nine months ended September 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition of 43%, revenue share of 23% and hybrid of 34%, compared to 57%, 14% and 29%, respectively, during the nine months ended September 30, 2023.

The revenue increase for the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023 was driven primarily by increased performance marketing and advertising and other revenue and primarily from casino.

Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
Casino	24,835	15,190	63%	78%	65%	66,707	49,803	34%	73%	65%
Sports	6,830	7,930	(14)%	21%	34%	24,156	25,518	(5)%	26%	34%
Other	453	338	34%	1%	1%	1,011	801	26%	1%	1%
Total revenues	32,118	23,458	37%	100%	100%	91,874	76,122	21%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The revenue increase for the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023 was driven by increased Casino revenue and Other revenue and was due to a combination of organic growth and contribution from the acquisition of the Freebets.com Assets on April 1, 2024. This was partially offset by Sports revenue decrease.

Cost of Sales
Costs of sales decreased to $1.7 million and increased to $5.4 million for the three and nine months ended September 30, 2024, respectively, from $2.1 million and $4.0 million for the three and nine months ended September 30, 2023, primarily due to fluctuations in revenue and associated costs from our media partnerships. Cost of sales is comprised of license fees to media partners and data and payments' solution expenses related to subscription revenue.
Operating Expenses
Total operating expenses increased by $4.2 million, or 25%, and $2.2 million, or 4%, in the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023. This is mainly due to an increase in people costs and related expenses to support the increase in revenue for the three and nine months ended September 30, 2024, as well as increased amortization expense due to the acquisition of the Freebets.com Assets. The increase in operating expenses for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 is partially offset by a decrease of $6.9 million in the fair value movement on contingent consideration for the acquisition of BonusFinder. In constant currency, total operating expenses increased by $4.0 million, or 24%, and $2.3 million, or 4%, respectively, in the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
People costs	6,493	5,274	23%	20%	22%	19,366	15,893	22%	21%	21%
Employees' bonuses related to acquisition	—	78	(100)%	—%	—%	—	243	(100)%	—%	—%
External marketing expenses	1,236	1,766	(30)%	4%	8%	4,263	4,692	(9)%	5%	6%
External content	642	816	(21)%	2%	3%	2,384	2,639	(10)%	3%	3%
Amortization of intangible assets	1,067	88	1113%	3%	—%	2,297	370	521%	3%	—%
Share-based payment expense	251	86	192%	1%	—%	655	270	143%	1%	—%
Software and subscriptions	587	227	159%	2%	1%	1,094	665	65%	1%	1%
Other	539	301	79%	2%	1%	962	872	10%	1%	1%
Total sales and marketing expenses	10,815	8,636	25%	34%	35%	31,021	25,644	21%	34%	34%
People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to exit bonuses associated with the acquisition of BonusFinder. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include other external service providers.
Sales and marketing expenses increased by $2.2 million, or 25%, and $5.4 million, or 21%, for the three and nine months ended September 30, 2024, respectively, compared to the three and nine months ended September 30, 2023. On a constant currency basis, sales and marketing expenses increased by $2.1 million, or 24%, and $5.4 million, or 21%, for the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023. Growth in sales and marketing expenses in the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 was primarily due to higher people costs as a result of new hires during the periods and year-over-year salary increases, and higher amortization of intangible assets acquired during the three and nine months ended September 30, 2024.
A significant proportion of our sales and marketing expense were denominated in EUR.

Technology Expenses

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
People costs	2,299	1,876	23%	7%	8%	7,023	5,341	31%	8%	7%
Amortization of intangible assets	337	233	45%	1%	1%	926	628	47%	1%	1%
Software and subscriptions	515	249	107%	2%	1%	1,126	827	36%	1%	1%
Share-based payment expense	51	14	264%	—%	—%	116	29	300%	—%	—%
Other	414	153	171%	1%	1%	853	404	111%	1%	1%
Total technology expenses	3,616	2,525	43%	11%	11%	10,044	7,229	39%	11%	10%
People costs include platform, web, and business intelligence technology functions. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $1.1 million, or 43%, and $2.8 million, or 39%, in the three and nine months ended September 30, 2024, respectively, compared to the three and nine months ended September 30, 2023. On a constant currency basis, technology expenses increased $1.1 million, or 41%, and $2.8 million, or 39%, for the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023. Growth in technology expenses in the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 was primarily due to higher people costs as a result of new hires during the periods and year-over-year salary increases, an increase in SAAS subscriptions, and higher amortization of intangible assets from accumulated capitalized development expenses.
A significant portion of our technology expenses were denominated in EUR.

General and Administrative Expenses

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
People costs	3,034	2,326	30%	10%	10%	9,134	7,652	19%	10%	10%
Legal and consultancy fees	758	878	(14)%	2%	4%	2,487	3,214	(23)%	3%	4%
Secondary offering related costs (Note 10)	—	—	—%	—%	—%	—	733	(100)%	—%	1%
Acquisition related costs	—	70	(100)%	—%	—%	357	313	14%	—%	—%
Share-based payment and related expenses	878	596	47%	3%	3%	2,966	2,491	19%	3%	3%
Short-term leases	18	156	(88)%	—%	1%	298	373	(20)%	—%	—%
Insurance	107	149	(28)%	—%	1%	312	487	(36)%	—%	1%
Amortization of right-of-use assets	286	111	158%	1%	—%	571	339	68%	1%	—%
Depreciation of property and equipment	111	63	76%	—%	—%	252	183	38%	—%	—%
Software and subscriptions	320	193	66%	1%	1%	925	615	50%	1%	1%
Other	529	289	83%	2%	1%	1,280	897	43%	1%	1%
Total general and administrative expenses	6,041	4,831	25%	19%	21%	18,582	17,297	7%	19%	21%
People costs include our board of directors and executive management, finance, legal and human resource functions. Legal and consultancy fees, include fees for external auditors, tax, legal, and other advisors. Acquisition-related costs include costs incurred in connection with closed or prospective acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased by $1.2 million, or 25%, and increased by $1.3 million, or 7%, for the three and nine months ended September 30, 2024, respectively, compared to the three and nine months ended September 30, 2023. On a constant currency basis, general and administrative expenses increased by $1.1 million, or 23%, and increased by $1.3 million, or 8%, for the three and nine months ended September 30, 2024, respectively, compared to the three and nine months ended September 30, 2023. The increase in general and administrative expenses in the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 was primarily due to higher people costs as a result of new hires during the periods, year-over-year salary increases and bonus provision increases. The increase in people costs during the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 was partially offset by a decrease in secondary offering related costs (as discussed below) which were incurred during the nine months ended September 30, 2023.

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten public offering of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
A significant proportion of our general and administrative expenses were denominated in EUR.
Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value of the contingent consideration. As of June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the June 30, 2023 agreement, the original earn-out period was terminated early on June 30, 2023. The Group will not incur further gains or losses related to the fair value movement of the contingent consideration for the BonusFinder acquisition.
Finance Income and Finance Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(USD in thousands)		(USD in thousands)
Foreign exchange gain	537	878	1,607	1,505
Interest income	14	90	118	169
Total finance income	551	968	1,725	1,674

Finance expense consists of the following:
Foreign exchange loss	152	—	299	730
Unwinding of deferred and contingent consideration	396	316	1,075	425
Interest expense on lease liabilities	83	40	172	127
Interest expense on borrowings	367	—	757	—
Other finance results	54	17	93	74
Total finance expense	1,052	373	2,396	1,356
Net finance (expense) / income	(501)	595	(671)	318
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred and contingent consideration is associated with the unwinding of the discount applied to the valuation of the deferred and contingent consideration for the acquisition of the Freebets.com Assets during the three months ended September 30, 2024, and the deferred consideration for the acquisition of BonusFinder and the deferred and contingent consideration for the acquisition of the Freebets.com Assets during the nine months ended September 30, 2024. The Group expects to incur financial expenses related to the deferred and contingent consideration payable in connection with the acquisition of the Freebets.com Assets until March 2025. The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of RotoWire and BonusFinder during the three and nine months ended September 30, 2023. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.

Interest expense on borrowings for the three and nine months ended September 30, 2024 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method.
Taxation
We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $0.4 million and $0.4 million, respectively, for the three months ended September 30, 2024 and 2023. The

Group incurred current tax expenses of $1.7 million and $2.4 million, respectively, for the nine months ended September 30, 2024 and 2023. Deferred tax included in the income tax charges amounted to a tax charge of $0.2 million and a tax credit of $0.1 million, respectively, for the three months ended September 30, 2024 and 2023, and a tax charge of $0.7 million and tax credit of $0.4 million for the nine months ended September 30, 2024 and 2023. The charges relate to the difference between the accounting and tax base of intangible assets, carried forward tax losses and other allowances.
As of September 30, 2024 and December 31, 2023, we had cumulative carried forward tax losses of $28.2 million and $25.3 million, respectively. As of September 30, 2024 and December 31, 2023, we had unutilized notional interest allowance of $23.8 million and $27.1 million, respectively. As of September 30, 2024 and December 31, 2023, we had unutilized capital allowances of $53.0 million and $58.7 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the IFRS and non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Net income for the period attributable to the shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Net Income Margin	26%	21%			25%	16%
Net income per share attributable to shareholders, diluted	0.24	0.13	85%	85%	0.62	0.31	100%	100%
Adjusted net income for the period attributable to shareholders	8,905	5,407	65%	63%	23,821	19,493	22%	22%
Adjusted net income per share attributable to shareholders, diluted	0.25	0.14	79%	79%	0.65	0.51	27%	27%
Adjusted EBITDA	12,584	6,054	108%	105%	33,955	26,146	30%	30%
Adjusted EBITDA Margin	39%	26%			37%	34%
Cash flows generated by (used in) operating activities					23,936	10,950	119%
Free Cash Flow					28,417	16,694	70%
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred and contingent consideration during the three and nine months ended

September 30, 2024 is mainly associated with the unwinding of the discount applied to the valuation of deferred and contingent consideration for the acquisition of the Freebets.com Assets. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.
Below is a reconciliation to adjusted net income attributable to equity holders and adjusted net income per share, diluted from net income for the year attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	32,118	23,458	37%	35%	91,874	76,122	21%	21%
Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Net income margin	26%	21%			25%	16%

Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Fair value movement on contingent consideration (1)	—	—	—%	—%	—	6,939	(100)%	(100)%
Unwinding of deferred and contingent consideration (1)	396	316	25%	23%	1,075	425	153%	153%
Employees' bonuses related to acquisition(1)	—	78	(100)%	(100)%	—	243	(100)%	(100)%
Adjusted net income for the period attributable to shareholders	8,905	5,407	65%	63%	23,821	19,493	22%	22%
Net income per share attributable to shareholders, basic	0.24	0.13	85%	71%	0.62	0.32	94%	94%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.00	—%	—%	0.00	0.19	(100)%	(100)%
Effect of adjustments for unwinding on deferred and contingent consideration, basic	0.01	0.01	—%	—%	0.03	0.01	200%	200%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.00	0.01	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.25	0.14	79%	67%	0.65	0.53	23%	23%
Net income per share attributable to ordinary shareholders, diluted	0.24	0.13	85%	85%	0.62	0.31	100%	100%
Adjusted net income per share attributable to shareholders, diluted	0.25	0.14	79%	79%	0.65	0.51	27%	27%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Weighted-average number of ordinary shares, basic	35,592,252	37,402,935	36,466,391	36,988,690
Weighted-average number of ordinary shares, diluted	35,833,767	38,711,429	36,750,150	38,176,200

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income for the period specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	8,509	5,013	70%	68%	22,746	11,886	91%	92%
Add back (deduct):
Interest expenses on borrowings and lease liability	450	40	1025%	1000%	929	127	631%	637%
Interest income	(14)	(90)	(84)%	(85)%	(118)	(169)	(30)%	(30)%
Income tax charge	593	297	100%	97%	2,398	2,040	18%	18%
Depreciation expense	111	63	76%	73%	252	183	38%	38%
Amortization expense	1,690	432	291%	287%	3,794	1,337	184%	184%
EBITDA	11,339	5,755	97%	95%	30,001	15,404	95%	95%
Share-based payment and related expense	1,180	696	70%	67%	3,737	2,790	34%	34%
Fair value movement on contingent consideration	—	—	—%	—%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration	396	316	25%	23%	1,075	425	153%	153%
Foreign currency translation gains, net	(385)	(878)	(56)%	(57)%	(1,308)	(775)	69%	69%
Other finance results	54	17	218%	218%	93	74	26%	27%
Secondary offering related costs	—	—	—%	—%	—	733	(100)%	(100)%
Acquisition related costs (1)	—	70	(100)%	(100)%	357	313	14%	14%
Employees' bonuses related to acquisition	—	78	(100)%	(100)%	—	243	(100)%	(100)%
Adjusted EBITDA	12,584	6,054	108%	105%	33,955	26,146	30%	30%
(1)The acquisition costs are related to completed and contemplated business combinations of the Group.

Adjusted EBITDA increased by 108% to $12.6 million for the three months ended September 30, 2024 compared to the three months ended September 30, 2023, primarily driven by growth in revenue and a decrease in costs of sales, partially offset by increase in operating expenses. In constant currency, Adjusted EBITDA increased by 105% for the three months ended September 30, 2024.

Adjusted EBITDA increased by 30% to $34.0 million for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, primarily driven by growth in revenue partially offset by increase in operating expenses. In constant currency, Adjusted EBITDA increased by 30% for the nine months ended September 30, 2024.

Below is the Adjusted EBITDA Margin calculation for the periods specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	32,118	23,458	37%	35%	91,874	76,122	21%	21%
Adjusted EBITDA	12,584	6,054	108%	105%	33,955	26,146	30%	30%
Adjusted EBITDA Margin	39%	26%			37%	34%

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, the Company changed its definition of free cash flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. The Company believes that this more appropriately reflects the measurement of free cash flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions. .
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	Nine Months Ended September 30,		Change
	2024	2023	$	%
	(USD in thousands)
Cash flows generated by operating activities	23,936	10,950	12,986	119%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	4,621	(4,621)	(100)%
Payment of deferred consideration	7,156	2,897	4,259	147%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(2,675)	(1,774)	(901)	51%
Free Cash Flow	28,417	16,694	11,723	70%
(1) Capital expenditures are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above. Accordingly, capital expenditures presented above for the nine months ended September 30, 2024 and 2023 exclude $21.1 million (related to the Freebets.com and other asset acquisitions) and $0.4 million, respectively.

Free cash flow increased by 70% to $28.4 million for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, primarily driven by increased operating cash flows.

Due to the change in the definition of free cash flow, as discussed above, the Company has recast its full year 2023, 2022 and 2021 free cash flow in the following tables.

The table below provides free cash flow in accordance with the changed definition of free cash flow, which excludes capital expenditures related to the acquisition of intangible assets:

	Year Ended December 31,
	2023	2022	2021
	(USD in thousands)
Cash flows generated by operating activities	17,910	18,755	13,997
Adjustment for items presented in operating activities:
Payment of contingent consideration	4,621	—	—
Payment of deferred consideration	2,897	—	—
Adjustment for items presenting in investing activities:
Capital Expenditures	(2,365)	(2,323)	(1,964)
Free Cash Flow	23,063	16,432	12,033

Capital expenditures presented above for the years ended December 31, 2023, 2022 and 2021 have been recast to exclude cash flows related to acquisition of intangible assets of $6.9 million, $7.0 million and $3.6 million, respectively.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income from EUR to USD by translating financial data for the three and nine months ended September 30, 2023 using the same foreign currency exchange rates that we used to translate financial data for the three and nine months ended September 30, 2024.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three and nine months ended September 30, 2024 with the three and nine months ended September 30, 2023. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. See “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our Annual Report on Form

20-F for the year ended December 31, 2023 for further risks associated with our business which could affect this KPI.

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2024	2023	%	2024	2023	%
	(in thousands)
New Depositing Customers	116	86	35%	332	266	25%
The 35% and 25% increase in NDCs for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 demonstrates the growth in the business, primarily related to casino products. As such, we believe this is a meaningful metric in evaluating our operating performance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

▪our ability to manage our continued global expansion, including (i) in the United States, both into the new states as they launch and in existing regulated states, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
▪our ability to compete in our industry;
▪our expectations regarding our financial performance, including our revenue, costs, EBIDTA, Adjusted EBITDA, and other non-IFRS measures;
▪our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪our ability to attract, retain, and maintain good relations with our customers;
▪our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally, and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to effectively manage our growth and maintain our corporate culture;
▪our ability to manage the increased expenses associated and compliance demands with being a public company; and
▪our ability to maintain our foreign private issuer status.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.
LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from operations and borrowings. As of September 30, 2024 and December 31, 2023, our cash deposited with banks was $15.7 million and $25.4 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of September 30, 2024, we had $25.0 million available under the Wells Fargo Credit Facility. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand, cash generated from operations and Wells Fargo Credit Facility availability that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Wells Fargo Credit Agreement

On March 19, 2024, our wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25.0 million term loan (the “Term Loan”) and a $25.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10.0 million in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, being and will be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

As of September 30, 2024, the Company borrowed the full amount of the Term Loan, being $25.0 milion (EUR22.5 million). As of September 30, 2024, $25.0 million was available under the Revolving Credit Facility.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The Term Loan is repayable in quarterly installments as from March 31, 2025. Minimum annual repayments are equal to 15% of the borrowed principal amount. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Credit Agreement.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred and contingent consideration amounts payable mainly in relation to the acquisition of the Freebet.com Assets and the current portion of the Wells Fargo Credit Facility. As of September 30, 2024, the Company had positive working capital of $1.1 million compared to positive working capital of $14.6 million as of December 31, 2023. The change in working capital is primarily due to the cash outflow for the settlement of deferred consideration liabilities in relation to 2022 acquisitions, the initial payment for the acquisition of the Freebets.com Assets and share repurchases, partially offset by cash generated by operations and borrowings under the Wells Fargo Credit Facility. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the issuance date of our interim condensed consolidated financial statements.
Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Nine Months Ended September 30,		Change
	2024	2023	2024 vs 2023
	(USD in thousands)
Cash flows generated by operating activities	23,936	10,950	119%
Cash flows used in investing activities	(33,675)	(12,483)	170%
Cash flows generated by (used in) financing activities	630	(1,194)	153%
Net movement in cash and cash equivalents	(9,109)	(2,727)	234%
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities increased by $13.0 million, or 119%, to $23.9 million for the nine months ended September 30, 2024 from $11.0 million for the nine months ended September 30, 2023. The fluctuations in net cash generated by operating activities is mainly the result of an increase in income before tax of $11.2 million. There were also changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) a $6.9 million decrease related to fair value movement in contingent consideration, (ii) a net finance income decrease of $1.0 million due to currency translation losses and interest on borrowings, (iii) a decrease in charges in credit loss allowance and write-offs of $0.3 million, (iv) an increase in depreciation and amortization charges of $2.5 million, (v) an increase in share-based payment expense of $0.9 million, (vi) a $0.2 million decrease in taxes paid, (vii) decrease in settlements in relation of deferred and contingent consideration in relation of RotoWire and BonusFinder acquisition of $0.4 million, and (viii) an increase in working capital changes of $4.0 million reflecting decreased trade and other receivables balances and trade and other payable balances for the nine months ended September 30, 2024 compared to 2023. The decrease in trade and other receivables was the result of improved settlements from operators during nine months ended September 30, 2024 compared to nine months ended September 30, 2023. The decrease in trade and other payables was a result of the timing of payments during the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023.

Cash Flows Used in Investing Activities
Cash flows used in investing activities increased by $21.2 million to a $33.7 million net outflow during the nine months ended September 30, 2024 from a $12.5 million net outflow during the nine months ended September 30, 2023. During the nine months ended September 30, 2023, payments of deferred consideration amounting to $2.4 million in relation to the RotoWire acquisition and $2.5 million in relation to the BonusFinder acquisition were settled, compared to the subsequent payment of $4.5 million in relation to the RotoWire acquisition for the nine months ended September 30, 2024. During the nine months ended September 30, 2023, the first contingent payment was made in relation to the BonusFinder acquisition of $5.6 million, which is comparable to the subsequent payment of $5.6 million for the nine months ended September 30, 2024. During the nine months ended September 30, 2024, the initial payment of $20.0 million for the Freebets.com Assets was made. During the nine months ended September 30, 2024, there was also an increase in payments for the acquisition of other intangible assets of $0.7 million compared to the nine months ended September 30, 2023. Acquisition of property and equipment increased by $0.9 million mainly due to investments made in new offices in the United States and Malta in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023.

During the nine months ended September 30, 2024 and 2023, interest received from short term deposits placed with banks was $0.1 million and $0.2 million, respectively.

Cash Flows Used in Financing Activities

Cash flows generated from financing activities of $0.6 million for the nine months ended September 30, 2024 was the net result of the proceeds from exercised share options of $1.3 million, Term Loan borrowings of $45.6 million (gross of fees paid for financing of $0.8 million), interest paid on borrowings of $0.5 million, repurchases of ordinary shares of $22.2 million, rent payments, including principal and implied interest, for long-term leases of $0.7 million, and interest payments related to deferred consideration of $1.4 million.

Cash flows used in financing activities of $1.2 million for the nine months ended September 30, 2023 was the net result of the proceeds from exercised share options of $0.1 million, repurchases of ordinary shares of $0.8 million, interest payments related to deferred consideration of $0.1 million and rent payments, including principal and implied interest, for long-term leases of $0.4 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2023.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the nine months ended September 30, 2024 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of September 30, 2024 and December 31, 2023 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see increased inflation and higher interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3–Risk Management” to the 2023 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. During the three and nine months ended September 30, 2024 transactions prevailed in EUR, USD and GBP.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the nine months ended September 30, 2024 and 2023. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax:	USD	GBP
	(in thousands)
September 30, 2024	1,478	367
September 30, 2023	1,094	200
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of September 30, 2024 arises from non-

current borrowings at variable rates. The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from its ongoing operations.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments as of September 30, 2024 (in thousands of USD). Balances due in less than 1 year equal their carrying values (except for deferred consideration and contingent consideration) as the impact of discounting is insignificant.

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Deferred consideration	17,800	—	—	17,800
Contingent consideration	2,723	—	—	2,723
Borrowings and interest (1)	4,620	5,203	19,024	28,847
Lease liability	1,246	1,278	3,912	6,436
Trade and other payables	4,016	—	—	4,016
	30,405	6,481	22,936	59,822
(1) The amounts above include contractual interest obligations for floating rate borrowings as at September 30, 2024 based on the amortization schedule for such borrowings and the interest rate as at September 30, 2024.

Capital Risk
Our capital structure is comprised of debt and shareholders’ equity, including share capital, share premium and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances and our credit facility.
Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares for a total of $40.0 million since inception.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

The table below details the ordinary shares repurchased during the three months ended September 30, 2024:

Period	Number of Shares	Average Purchase Price Paid	Number of Share Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
July 2024	597,412	$8.82	2,082,790	$1,830
August 2024	398,281	$9.55	2,481,071	$8,027
September 2024	321,282	$10.10	2,802,353	$4,782

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: November 14, 2024	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer